SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July 16, 2002

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

(Exact name of registrant as specified in its charter)

Energy Company of Minas Gerais

(Translation of registrant's name into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

This report on Form 6-K contains 5 pages, including exhibits. See exhibit index on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: ______________________
Name: Cristiano Corrêa de Barros
Title: Chief Financial Officer

Date: July 16, 2002

EXHIBIT INDEX

Exhibit	Description of Exhibit	Sequentially Numbered Page
1.	Press Release, dated July 16, 2002.	4

Exhibit 1

CEMIG
A Melhor Energia do Brasil.

CIG
LISTED
NYSE

BUSINESS NEWS

IMMEDIATE RELEASE

CEMIG POSTPONES FILING ANNUAL REPORT PENDING NEGOTIATIONS ON PAYMENT OF ACCOUNT RECEIVABLE

Belo Horizonte, Brazil, July 16, 2002 – Companhia Energética de Minas Gerais - CEMIG (NYSE: CIG; BOV: CMIG4) today announced that it has entered into negotiations with the Minas Gerais State Government, which is its controlling shareholder, and the Brazilian Federal Government regarding the payment terms of an account receivable from the Minas Gerais State Government that had a total outstanding balance as of December 31, 2001 of 1.2 billion *Reais* (U.S.$519 million).

CEMIG expects that the negotiations will involve the transfer of the payment obligation from the Minas Gerais State Government to the Brazilian Federal Government and the issuance of bonds to CEMIG by the Brazilian Federal Government. However, due to the uncertainties associated with the final outcome of these negotiations, and the related effects, if any, on CEMIG's financial position and results of operations, CEMIG has decided to postpone the filing of its 2001 annual report on Form 20-F with the U.S. Securities and Exchange Commission, which was due July 15, 2002, until these negotiations have been concluded.

Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.

Contact:

Luiz Fernando Rolla
Investor Relations, CEMIG
Tel. +55-31-3299-3930
Fax +55-31-3299-3933
lrolla@cemig.com.br

Vicky Osorio
The Anne McBride Co.
Tel: 212-983-1702
Fax: 212-983-1736
vicky@annemcbride.com